SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)(1)



                          MERCURY WASTE SOLUTIONS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   589413 10 3
                                 (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                ___ Rule 13d-1(b)
                                _X_ Rule 13d-1(c)
                                ___ Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589413 10 3

1.       Name of Reporting Person and I.R.S. Identification No.:
         BRAD J. BUSCHER

2.       Member of a Group: (a) ________  (b)     X

3.       SEC USE ONLY:

4.       Citizenship or Place of Organization:  U.S.A.

5.       Sole Voting Power: 2,153,890

6.       Shared Voting Power: --  0

7.       Sole Dispositive Power: 2,153,890

8.       Shared Dispositive Power: --  0

9.       Aggregate Amount Beneficially Owned by each Reporting Person:
         2,153,890

10.      Check Box if the Aggregate Amount in Row 9 excludes Certain Shares:
                                                               X (See Exhibit A)

11.      Percent of Class Represented by Amount in Row 9: 47.7%

12.      Type of Reporting Person:  IN

Item 1(a)
and (b)      NAME AND ADDRESS OF ISSUER:

             Mercury Waste Solutions, Inc.
             302 North Riverfront Drive
             Mankato, MN 56001

Item 2(a)    NAME OF PERSON FILING: Brad J. Buscher


Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             302 North Riverfront Drive
             Mankato, MN   56001



Item 2(c)    CITIZENSHIP:  USA



Item 2(d)    TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value


Item 2(e)    CUSIP NUMBER: 589413 10 3


Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)    [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.

      (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)    [ ] Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

      (d)    [ ] Investment company registered under Section 8 of the Investment
                 Company Act.

      (e)    [ ] An investment adviser in accordance with
                 Rule 13d-1(b)(1)(ii)(E);

      (f)    [ ] An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F);

      (g)    [ ] A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

      (h)    [ ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act;

      (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

             If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4       Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)    AMOUNT BENEFICIALLY OWNED:

             2,153,890 shares at December 31, 2000.
             (including the right to acquire (a) 116,180 shares upon exercise of certain warrants and (b) 30,000 shares upon exercise of certain options; also includes the right to acquire 170,000 shares upon exercise of certain warrants and the right to acquire up to 696,000 shares upon conversion of 600 shares of convertible preferred stock (owned by Banker American Capital corporation, a Minnesota corporation wholly-owned by the Reporting Person)).

      (b)    PERCENT OF CLASS:

             47.7% pursuant to Rule 13d-3(c).

Item 4(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

             (i)   Sole power to vote or to direct the vote 2,153,890

             (ii)  Shared power to vote or to direct the vote -0-

             (iii) Sole power to dispose or to direct the disposition
                   of 2,153,890

             (iv)  Shared power to dispose or to direct the disposition of -0-

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable

Item 10      CERTIFICATION.

      (a)    Not Applicable

      (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ Brad J. Buscher
Date February 12, 2001.   ------------------------------------------------------
                                            Brad J. Buscher

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                                    EXHIBIT A

                            To Form 13G (Individual)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship              Record Owner's            Number
    to Reporting Person                 Type of Ownership         of Shares
---------------------------             -----------------         ---------

Irrevocable Trust for                        Indirect        100,000 shares(1)
Reporting Person's Children

Banker's American Capital Corporation,       Indirect        Warrant to purchase
a Minnesota Corporation, wholly-owned                        100,000 shares(2)
by the Reporting Person
                                                             Warrant to purchase
                                                             70,000 shares(2)

                                                             600 shares of
                                                             Convertible
                                                             Preferred Stock
                                                             (convertible into a
                                                             maximum of 696,000
                                                             shares of common
                                                             stock)(2)

(1) These shares are not reported in Item 4(a) and are noted here for information only.

(2) These shares are included in Item 4(a).